Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, each dated May 1, 2023, and each included in this Post-Effective Amendment No. 107 on the Registration Statement (Form N-1A, File No. 002-47232) of Voya Intermediate Bond Portfolio (the "Registration Statement").

We also consent to the incorporation by reference of our report dated February 28, 2023, with respect to Voya Intermediate Bond Portfolio (the "Portfolio") (the portfolio constituting Voya Intermediate Bond Portfolio) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended December 31, 2022, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Boston, Massachusetts

April 25, 2023